SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31953; File No. 812-14411

Columbia Funds Series Trust I, et al.; Notice of Application

January 7, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act. The requested order would permit certain registered open-end investment companies to acquire shares of certain registered open-end investment companies and unit investment trusts (collectively, "Underlying Funds") that are within and outside the same group of investment companies as the acquiring investment companies, in excess of the limits in section 12(d)(1) of the Act.

Applicants: Columbia Funds Series Trust I and Columbia Funds Variable Insurance Trust, each Massachusetts business trusts registered under the Act as an open-end management investment company with multiple series, Columbia Management Investment Advisers, LLC (the "Adviser"), a Minnesota limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 and Columbia Management Investment Distributors, Inc. (the "Distributor"), a Delaware Corporation registered as a broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act").

Filing Dates: The application was filed on January 6, 2015, and amended on May 27, 2015 and December 24, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on Tuesday, February 2, 2016 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: c/o Brian D. McCabe, Esq. and Nathan D. Somogie, Esq., Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199-3600.

For Further Information Contact: Michael S. Didiuk, Senior Counsel, at (202) 551-6839, or Holly Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Summary of the Application

1.   Applicants request an order to permit (a) a Fund[1] (each a "Fund of Funds") to acquire shares of Underlying Funds [2] in excess of the limits in sections 12(d)(1)(A) and (B) of the Act and

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[1] Applicants request that the order apply to each existing and future series of Columbia Funds Series Trust I and Columbia Funds Variable Insurance Trust, and to each existing and future registered open-end management investment company or series thereof which is advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser and which is part of the same "group of investment companies" as Columbia Funds Series Trust I and Columbia Funds Variable Insurance Trust (each, a "Fund"). For purposes of the request for relief, the term "group of investment companies"

(b) each Underlying Fund that is a registered open-end investment company or series thereof, the

Distributor or any principal underwriter and any broker or dealer registered under the Exchange

Act to sell shares of the Underlying Fund to the Fund of Funds in excess of the limits in section

12(d)(1)(B) of the Act. Applicants also request an order of exemption under sections 6(c) and

17(b) of the Act from the prohibition on certain affiliated transactions in section 17(a) of the Act to

the extent necessary to permit the Underlying Funds to sell their shares to, and redeem their shares

from, the Funds of Funds.[3] Applicants state that such transactions will be consistent with the

policies of each Fund of Funds and each Underlying Fund and with the general purposes of the Act

and will be based on the net asset values of the Underlying Funds.

2.   Applicants agree that any order granting the requested relief will be subject to the terms

and conditions stated in the application. Such terms and conditions are designed to, among other

things, help prevent any potential (i) undue influence over an Underlying Fund that is not in the

same "group of investment companies" as the Fund of Funds through control or voting power, or

in connection with certain services, transactions, and underwritings, (ii) excessive layering of fees,

and (iii) overly complex fund structures, which are the concerns underlying the limits in sections

12(d)(1)(A) and (B) of the Act.

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means any two or more investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.

[2] Certain of the Underlying Funds have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange-traded funds ("ETFs").

[3] A Fund of Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Unaffiliated Fund. To the extent that a Fund of Funds purchases or redeems shares from an ETF that is an affiliated person of the Fund of Funds in exchange for a basket of specified securities as described in the Application for the exemptive order upon which the ETF relies, Applicants also request relief from Section 17(a) for those in-kind transactions. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF is also an investment adviser to the Fund of Funds.

3.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary